Filed by Penn Virginia GP Holdings, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

February 23, 2011

Special Meeting Has Been Adjourned Until March 9, 2011

***Your Vote Is Very Important***

Dear PVG Unitholder,

The Special Meeting of Penn Virginia GP Holdings, L.P. (“PVG”) scheduled for February 16, 2011 was adjourned until March 9, 2011 at 10:00 a.m., local time, to allow additional time to solicit votes from a greater percentage of our common unitholders. The reconvened special meeting will be held at The Villanova University Conference Center, 601 County Line Road, Radnor, Pennsylvania, 19087.

As of February 16, 2011, the proxies received from PVG unitholders accounted for approximately 65% of all PVG units outstanding and entitled to vote. Of the total PVG units outstanding and entitled to vote, proxies representing approximately 40% of the PVG units were in favor of the merger proposal. The merger proposal requires the affirmative vote of a majority of all outstanding PVG common units and we are therefore continuing to solicit your vote. Our records show your PVG units have not yet been voted; we urge you to vote today.

The Board of Directors, as set forth in the Joint Proxy Statement Prospectus previously sent to you, recommends a vote “FOR” the merger proposal.

VOTES ARE NEEDED BY 10:00 A.M. ON MARCH 9, 2011. YOUR VOTE ON THE MERGER PROPOSAL IS VERY IMPORTANT TO US. PLEASE BE AWARE THAT YOUR BROKER CANNOT VOTE ON YOUR BEHALF WITHOUT YOUR INSTRUCTION. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

Whether or not you plan to attend the reconvened special meeting on March 9, 2011, please vote as soon as possible.

The fastest way to vote is to use the telephone or internet instructions on the enclosed proxy card.

If you have questions or if you need assistance voting, please contact Morrow & Co., LLC, our proxy solicitor, at 1-800-573-4370 (banks and brokers call: (203) 658-9400)

Thank you for your support of PVG and for taking the time to vote.

Sincerely,

William H. Shea, Jr.

Director and Chief Executive Officer

PVG GP, LLC